INVESTOR RELATIONS


MOL

MOL ~~Group~~ 2006 first quarter preliminary results

INVESTOR RELATIONS


MOL

MOL GROUP

READY TO ACCELERATE GROWTH
AFTER NATURAL GAS REPOSITIONING

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2006 first quarter preliminary results. This report contains consolidated financial statements for the period ended 31 March 2006 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

FY 2005		MOL Group financial results	Q1 2005		Q1 2006		Change %	
HUF bn	USD m[1]	(IFRS)	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
2,455.2	12,294.4	Net sales revenues	571.2	3,054.5	798.7	3,774.6	40	24
427.9	2,142.7	EBITDA	119.3	638.0	186.8	882.8	57	38
304.4	**1,524.3**	**Operating profit**	**92.4**	**494.1**	**155.2**	**733.5**	**68**	**48**
290.2	**1,453.1**	**Operating profit adjusted by discontinuing operation [2]**	**67.7**	**362.1**	**74.2**	**350.7**	**10**	**(3)**
32.2	161.2	Net financial expenses/(gain)	9.0	48.1	26.5	125.2	196	160
244.9	**1,226.3**	**Net income attributable to equity holders of the parent**	**71.9**	**384.5**	**110.7**	**523.2**	**54**	**36**
282.2	1,413.1	Operating cash flow	97.1	519.3	91.4	431.9	(6)	(17)

[1] In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q1 2005:187.0 HUF/USD, for 2005: 199.7 HUF/USD, for Q1 2006:211.6 HUF/USD.
[2] Operating profit without the one-off gain on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage).

In Q1 2006, operating profit increased by HUF 62.8 bn, to HUF 155.2 bn (USD 733.5 mn), mainly due the one-off gain on the sale of two gas subsidiaries, strong crude oil prices and increased hydrocarbon production, partly compensated by lower crack spreads of other refinery products and lower Brent-Ural differential. Net income attributable to equity holders of the parent grew by HUF 38.8 bn to HUF 110.7 bn (USD 523.2 mn), primarily reflecting the strong operating performance of exploration and production and the gas transaction gain, which was partially offset by higher financial expenses, due to a higher loss on foreign currency denominated debt in 2006, compared to that of Q1 2005.

- **Exploration and Production** operating profit in Q1 2006 increased by HUF 21.3 bn to HUF 38.3 bn (USD 181.0 mn), due to higher crude oil prices, stronger USD against HUF and a 9% increase in hydrocarbon production.
- **Refining and Marketing** contributed operating profit of HUF 24.2 bn (USD 114.4 mn), a decrease of 36% (in USD terms 43%) over Q1 2005, as the higher sales volumes, higher gasoline crack spreads and stronger USD against local currencies could not compensate for lower crack spreads on diesel and other products, lower Brent-Ural differential, and the lower positive effect of inventory holding.
- The **Petrochemical** segment's operating profit decreased to HUF 3.7 bn (USD 17.5 mn) in Q1 2006, compared to a HUF 9.6 bn (USD 51.3 mn) profit in Q1 2005. While polymer sales increased significantly, by 33%, the operating profit was negatively affected by a 19% decrease in the integrated petrochemical margin.
- **Natural Gas** operating profit, without the gain on the sale of two gas subsidiaries, decreased by HUF 16.5 bn to HUF 14.0 bn (USD 66.2 mn) as the price rise of imported natural gas significantly exceeded the wholesale price increase between the two periods, however reported operating profit of the segment increased by HUF 55.7 bn to HUF 86.2 bn (USD 407.4 mn) in Q1 2006, primarily reflecting a HUF 72.2 bn gain (on segment level) on the sale of MOL Supply Ltd. and MOL Storage Ltd.
- A **net financial expense** of HUF 26.5 bn was recorded, which includes a foreign exchange loss of HUF 14.2 bn and a HUF 6.6 bn fair value valuation loss on the conversion option embedded in the capital security.
- Group **closing headcount** decreased by 8.4% y-o-y, from 15,903 to 14,561.
- **Capital expenditure** and investments decreased to HUF 15.4 bn (USD 72.8 million) in Q1 2006, compared to HUF 41.2 bn (USD 220.3 million) in Q1 2005, mainly due to the fact that last year figure includes the cash spent on the Shell acquisition in Romania. Net cash at the end of March 2006 was HUF 158.5 bn, while net cash to the sum of net debt and total equity was 13.7%.
- **Operating cash flow** before changes in working capital decreased by 13% to HUF 105.0 bn (USD 496.2 mn). Including working capital changes and corporate tax paid, operating cash flow decreased by 6%, to HUF 91.4 bn (USD 431.9 mn).

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

"Our transactions closed in the first quarter of 2006 allow us to capture future opportunities outside the MOL Group. The successful closing of the sale of our gas wholesale and storage businesses significantly reduces MOL Group's risk and enables us to focus on our key businesses, upstream and downstream.

We continue to explore investments opportunities in our key upstream and downstream businesses, in line with our announced strategy. We are currently in preparatory phase at several new exploration and production projects, which could significantly increase our future hydrocarbon production and create further value for our shareholders. The sale of our treasury shares in two transactions provides higher financial flexibility and created headroom to exercise our option with APV Rt. Following this transaction MOL's privatisation process has been practically completed."

Overview of the environment

Global economic growth rebounded slightly in Q1 2006 after its decline in most of 2005. Although slower than in 2004, it remained over 3%. As high commodity prices started to feed into the core inflation, US monetary policy as well as the European Central Bank responded with interest rate rises. Current account imbalances are at record levels with the US deficits financed by surpluses from Asia, the Middle East and Europe. Despite this, the dollar remained strong against the euro and the yen.

There is some equalization in the geographical composition of growth. There is a marked rebound in the US after the very low growth in Q4 2005. The slower growth at the end of last year was largely due to the one off effects of the hurricanes. Forward looking indicators show a mixed picture, hinting at a rebound in early 2006, but with downward risks. In China, an investment boom continues and growth remains close to double digits. Growth fell in Russia, in spite of high oil prices. The Japanese economy seems to be on the track for sustainable growth again. Although Eurozone economies remained weak, their growth rate may improve slightly this year.

According to IEA data, Q1 2006 oil demand is up by 1.2% to an average 85.1 mn barrels per day, a sharp deceleration of growth compared to over 3% in 2004. Demand growth is slowing especially in South East Asia which used to be a key driver. On the other hand, demand rebounded in both the US and China, which suggests an acceleration of global demand in the rest of the year.

On the supply side, the speed of recovery of crude production after the hurricanes exceeded expectations. This and other new capacities mainly from the Caspian region added substantial additional crude supply. On the other hand, technical problems and political instability caused a substantial production fall in Iran and Nigeria. Iraq's oil production is still well below pre-war levels. Together with the slowing growth in demand, this has created a relative oversupply of crude oil, which is reflected in increasing stocks of crude. Yet, prices were also in an upward trend due to increasing risk premium and concerns over the developments in Nigeria, and especially in Iran. In February Al Qaeda attempted an attack on a crucial Saudi processing facility. Although this was foiled by the Saudi authorities, it contributed to risk premiums in the market.

OPEC did not change its quotas in the 1st quarter. Most OPEC countries operate at almost full capacity, and further quota increases would not have resulted in additional supplies. Most of OPEC spare capacity, in fact most of global spare capacity is Saudi Arabian heavy sour crude for which demand is limited by refinery capacity constraints. Iran's current oil exports are double of all available spare crude capacity. Consequently, any political event causing a disruption in Iranian oil exports would lead to an extremely severe price spike. This raises risk premiums and the willingness of market participants to keep large stocks. As a result, markets witnessed a sharp increase of prices despite of the adequate crude supply-demand balance.

As global energy efficiency is incomparably better than in the 70s and as crude oil's share in primary energy is lower, the negative effect of high oil prices is measurable but limited.

Since crude oil demand is driven by motor fuels, refinery capacity reached its limit. As a result, refinery margins were well above the historical average.

In Hungary, GDP growth is below the Central European average but its structure remains healthy. The economy is still driven mainly by exports and investment. Growth of domestic consumption slowed to a sustainable level. However, strong investment demand, increasing but still low household savings and an excessive budget deficit led to a high current account deficit. Q1 2006 witnessed a weakening of the forint, amid concerns over financial sustainability. Domestic fuel prices have followed the international markets. Real prices are still substantially below their historical peak. Fuel demand continued to grow, although its composition is changing. A very dynamic growth in diesel consumption is coupled with a moderate gain in gasoline demand.

In Slovakia the dynamics of economic growth remained robust in the first quarter 2006. This resulted from the household final consumption development and rising productivity of production factors thanks to direct foreign investments. High household consumption has been fueled by surging real wages, which was subsequently mirrored in double digit retail sales figures. The attractive tax system, low unit labour costs, the liberal labour code and the reduced public deficit set Slovakia apart from the rest of the region. In addition, Slovak authorities show clear commitment to adopt EUR as the home currency from 2009.

The average CIF Med quoted price of Ural Blend increased by 35% in USD terms, compared to Q1 2005. Brent-Ural differential decreased to 3.5 USD/bbl in Q1 2006 from 4.4 USD/bbl in Q1 2005. Average USD denominated crack spreads of FOB Rotterdam gasoline increased by 25%, while crack spread of gas oil decreased by 5% compared to Q1 2005. The US dollar appreciated by an average of 13% against the Hungarian Forint, while the Euro appreciated by an average 4% against the Forint in Q1 2006. The Euro appreciated by 5% from year-end 2005 to 31 March 2006 (from 252.7 to 265.5), while the US dollar appreciated by 3% from year-end 2005 to 31 March 2006 (from 213.6 to 219.2). The US dollar appreciated by an average of 7% against the Slovak Crown in Q1 2006, while the Euro depreciated by an average 2% against the Slovak Crown year on year.

Exploration and Production

Segment IFRS results

FY 2005		Exploration & Production	Q1 2005		Q1 2006		Change %	
HUF bn	USD m		HUF bn	USD m	HUF bn	USD m	HUF	USD
137.0	686.0	EBITDA	23.4	125.1	45.6	215.5	95	72
105.4	**527.8**	**Operating profit/(loss)**	**17.0**	**90.9**	**38.3**	**181.0**	**125**	**99**
34.4	172.3	CAPEX and investments[1]	6.4	34.2	5.3	25.0	(17)	(27)

Key segmental operating data

FY 2005	HYDROCARBON PRODUCTION (gross figures before royalty)	Q1 2005	Q1 2006	Change %
2,253	**Crude oil production (kt) ***	**558**	**553**	**(1)**
884	Hungary	231	215	(7)
1,369	Russia	327	338	3
2,874	**Natural gas production (million m^3, net dry) ****	**732**	**862**	**18**
2,843	Hungary	727	851	17
31	Pakistan	5	11	120
206	**Condensate (kt)**	**57**	**63**	**11**
257	**LPG and other gas products (kt)**	**70**	**77**	**10**
100,577	**Average hydrocarbon prod. (boe/d)**	**103,875**	**112,845**	**9**

*Excluding separated condensate
**Domestic production, excluding original cushion gas production from gas storage.

The E&P business continued its strong performance record in the first quarter of 2006, as segment operating profit increased by HUF 21.3 bn compared to Q1 2005 to reach HUF 38.3 bn (USD 181 million). This strong increase in profitability reflected the strength of the underlining oil price and the US dollar in the period (Brent crude price grew by some 30% in USD terms, while the USD strengthened by 13.2% against the Forint leading to a 47% oil price appreciation in HUF terms). Favourable external factors supported the increase in the domestic natural gas production which contributed to the higher profit – Hungarian gas transfer price increased by 72%.

MOL's total daily average hydrocarbon production in the first quarter grew to 112,845 boe/day level, which was 8.6 % higher than in the similar period of 2005, and reflected an increase of 8.8% over Q4 2005. Hungarian crude oil production decreased nearly by 7%, as a result of lower liquid output and growing watercut of the more matured domestic fields. This natural decline was almost fully compensated by a 3.4 % increase in Russian crude production, despite a very harsh cold weather in Western Siberia for a great part of the period. Hungarian natural gas production increased by 17.1% in Q1 2006 compared to the first quarter of 2005, mainly due to the output of the recently developed Hosszúpályi gas field. Condensate and LPG production has also increased by 11% and 10%, respectively, in parallel with higher gas production. The fast increase in international gas production was due to steadily growing output from the test production in the Pakistani Manzalai field, still before development.

Our crude oil production unit cost decreased to 3.0 USD/bbl (from 3.4 USD/bbl in the same period last year), due to the weakening Forint and the increasing relative share of lower cost West Siberian oil production.

Upstream operating revenues have grown by HUF 42.6 bn, while operating expenses (mainly due to the increased Hungarian royalties and Russian production and export taxes, both following higher market prices and higher production volumes) have grown by HUF 21.3 bn. Royalties related to the domestic hydrocarbon production increased by HUF 14.5 bn to HUF 30.5 bn in Q1 2006, of which HUF 21.8 bn was paid as supplementary gas royalty. ZMB's operating profit increased by HUF 2.6 bn to HUF 6.2 bn in the quarter. Capital expenditures decreased by 17% from HUF 6.4 bn to HUF 5.3 bn. 67% of capital expenditure was spent in Hungary, of which HUF 2.3 bn was used for field development projects (mainly the Algyő gas-cap and Csongrád-S-2 projects), while HUF 1.2 bn was spent for domestic exploration projects. International CAPEX was split by equally between field development and exploration, the first category including the continuing development of the ZMB field and our Pakistani projects (HUF 0.5 bn and HUF 0.2 bn, respectively), while the Fedorovsky and the Yemeni projects were the most significant ones in exploration (with HUF 0.4 bn and HUF 0.3 bn, respectively).

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining and Marketing

Segment IFRS results

FY 2005 HUF bn	FY 2005 USD m	Refining & Marketing	Q1 2005 HUF bn	Q1 2005 USD m	Q1 2006 HUF bn	Q1 2006 USD m	Change % HUF	Change % USD
238.4	1,193.8	EBITDA	50.6	270.6	40.1	189.5	(21)	(30)
177.0	**886.3**	**Operating profit/(loss)**	**37.7**	**201.6**	**24.2**	**114.4**	**(36)**	**(43)**
92.3	462.5	CAPEX and investments[1]	27.8	148.7	5.7	27.0	(80)	(82)

FY 2005 HUF bn		Q1 2005 HUF bn	Q1 2006 HUF bn	Change %
177.0	**Reported EBIT**	**37.7**	**24.2**	**(36)**
8.6	One – off items	0.0	0.0	-
(39.1)	Replacement modification	(13.7)	(8.5)	38
146.5	**Estimated clean CCS**	**24.0**	**15.7**	**(35)**

Key segmental operating data

FY 2005	REFINERY PROCESSING Kt	Q1 2005	Q1 2006	Change %
908.1	Domestic crude oil	209.8	183.7	(12)
11,503.3	Imported crude oil	2,973.0	3,071.4	3
210.0	Condensates	57.8	52.1	(10)
2,308.3	Other feedstock	572.9	632.9	11
14,929.7	**TOTAL REFINERY THROUGHPUT**	**3,813.5**	**3,940.1**	**3**

FY 2005	REFINED PRODUCT SALES Kt (external sales)	Q1 2005	Q1 2006	Change %
4,256	Hungary	808	964	19
1,385	Slovakia	269	284	6
6,113	Other markets	1,398	1,390	(1)
11,754	**TOTAL CRUDE OIL PRODUCT SALES**	**2,475**	**2,638**	**7**

In spite of high quoted product prices, regional fuel demand increased significantly in the first quarter year-on-year, which was reflected also in MOL Group sales. However, due to seasonal patterns in general fuel market is characterised by weaker fuel demand and lower crack spreads in the first quarter.
Consolidated Group sales volumes increased by 7% (163 kt) in Q1 2006, compared to Q1 2005. Total motor gasoline sales remained unchanged, in line with the regional market trend, while total diesel sales showed significant increase (+148 kt, 14.3%). In the export sales there was a shift to end-user customers. Petrochemical feedstock sales increased by + 60 kt, leveraging Group-level optimisation opportunities.

In Hungary, gasoline demand increased by 6%. Our gasoline sales grew in line with the market, resulting in an increase in our gasoline wholesale market share of 4% as new customers were acquired. Hungarian diesel consumption jumped by 14%, driven by strong economic growth and intensive infrastructural investments. MOL recorded sales growth ahead of the market resulting in a 8 percentage points higher market share compared to Q1 2005. So MOL maintained its strong market leadership in all motor fuel markets.
Slovakian motor gasoline market demand increased by 5%. MOL's turnover declined mainly due to the growing importance of the hypermarket segment. Diesel demand in Slovakia grew by 11%, while our sales increased by 12% compared to Q1 2005 due to the strengthening end user and retail customer sales.

Operating profit for the segment decreased by HUF 13.5 bn in Q1 2006, compared to Q1 2005. EBIT was negatively affected by lower crack spreads on diesel and other products (aromatics, petrolcoke, bitumen) and lower Ural-Brent spreads compared to the same period last year, as well as lower inventory gain. Higher sales volumes, motor gasoline crack spread, and foreign exchange rates of local currencies against USD were not able to compensate these unfavourable factors.

As of March 31st, 2006, the MOL Group had 848 filling stations compared to 810 in March 2005 (incl. non fully consolidated subsidiaries), of which 356 were operated in Hungary, 256 in Slovakia, 136 in Romania, 32 in Austria, and 30 in the Czech Republic

In Q1 2006, MOL's Hungarian retail fuel sales volumes increased by 2.2% compared to Q1 2005. The 5.3% fall in gasoline sales was compensated by 11.2% growth of diesel sales, also supported by strengthened card sales. The main reason for the decrease in gasoline sales was the significant increase in prices, which made gasoline sales more sensitive and encouraged part of the customer base to turn to discount retailers and to the expanding hypermarkets network. Our fuel retail market share according to MÁSZ (Hungarian Petroleum Association) was 37.8%, higher compared to December 2005, as a result of the revised pricing strategy. In Hungary, shop

sales revenue increased by 2.6% in Q1 2006, which represented a 0.4% increase in shop sales per litre compare to Q1 2005. Our fleet card sales kept growing compared to the same period last year (by 10.1%). The proportion of card sales within MOL's total fuel sales in Hungary grew by 2.7 percentage point.

Slovnaft's retail market share in Slovakia, according to SAPPO (Slovak Association of Petrochemical Industry and Trade) data, fell to 40.7% in the beginning of 2005 but stabilised since the second half of the year. In Q1 2006, our gasoline sales decreased by 2.6% in Slovakia compared to Q1 2005, as a result of a similar shift in demand than in Hungary. In Q1 2006 our diesel sales increased by 16.3% compared to Q1 2005. In March 2005, a new pricing strategy was implemented to ensure competitive pricing to offset the decrease in market share. In Slovakia, fleet card sales increased by 13.8 % in Q1 2006 compared to Q1 2005. The proportion of card sales within Slovakia total fuel sales grew by 2.0 percentage point.

In Romania retail market share in Q1 2006 increased to 13%. Our fuel sales more than doubled (increased by 109.4%) in Q1 2006 compared to Q1 2005, as a result of both network expansion (mainly the Shell Romania acquisition) and increased sales volume per site. Our shop sales revenue in Romania in Q1 2006 increased by 29.9% compared to Q1 2005, due to the above-mentioned network expansion.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Petrochemicals

Segment IFRS results

FY 2005		Petrochemicals	Q1 2005		Q1 2006		Change %	
HUF bn	USD m		HUF bn	USD m	HUF bn	USD m	HUF	USD
33.1	165.7	EBITDA	13.0	69.5	8.1	38.3	(38)	(45)
19.1	**95.6**	**Operating profit/(loss)**	**9.6**	**51.3**	**3.7**	**17.5**	**(62)**	**(66)**
11.1	55.6	CAPEX and investments[1]	1.1	5.9	0.6	2.7	(46)	(54)

Key segmental operating data

FY 2005	PETROCHEMICAL PRODUCTION Kt	Q1 2005	Q1 2006	Change %
797	Ethylene	193	205	6
404	Propylene	101	101	-
284	LDPE	73	68	(7)
353	HDPE	78	98	26
441	PP	91	127	40
FY 2005	**PETROCHEMICAL SALES BY PRODUCT GROUP Kt**	**Q1 2005**	**Q1 2006**	**Change %**
229	Olefin products	54	57	6
1,065	Polymer products	224	298	33
FY 2005	**PETROCHEMICAL SALES (external) Kt**	**Q1 2005**	**Q1 2006**	**Change %**
468	Hungary	105	120	14
69	Slovakia	14	18	29
757	Other markets	159	217	37
1,294	**TOTAL PETROCHEMICAL PRODUCT SALES**	**278**	**355**	**28**

In Q1 2006, the operating profit of the Petrochemical segment was HUF 3.7 bn, while the EBITDA, an indicator of the cash-generating ability of the segment, amounted to HUF 8.1 bn, showing a 38% decrease compared to the same period of the previous year. The profit was significantly influenced by the negative market tendencies from the second half of last year, which were only partly compensated by the higher sales volumes from new capacities.

While EUR-denominated LDPE prices decreased by 3%, polymer quoted prices increased by only 6-7%, and USD-denominated naphtha prices increased by 26% y-o-y. Feedstock prices were further increased by the strengthening of USD against EUR by 8%. As a result of these changes, the integrated petrochemical margin decreased by 19% compared to Q1 2005. While the prices of raw materials increased, those of relevant aromatic products impacting revenue from olefin by-products decreased, with further negative impact on the profit for the segment.

Polymer sales volumes increased by 33% to 298 kt, due to the new capacities launched in 2005. The growth comes from HDPE and PP products, mainly as a result of the launch of the new HDPE plant in TVK, and the new PP plant in Slovnaft in 2005. The make-up of polymer sales changed, the ratio of PP sales rose to 44%, beside HDPE (33%) and LDPE (23%) products.

In Hungary, polymer sales increased by 11 kt, while in Slovakia they grew by 4 kt compared to the same period of the previous year. The portion of export sales in our sales portfolio increased due to new capacities and the improving commercial efficiency as a result of the single channel sales activity. We increased our sales, mainly in the Italian and German markets.

Beside polymer products, sales volumes of olefin products increased by 6%, as a result of the launch of the new olefin plant at TVK.

In 2005, the construction work on the new plants including the Olefin-2 and HDPE-2 plants in TVK, and the PP3 plant in Slovnaft was completed. As a result, the investment expenditures in 2006 decreased significantly compared to the previous year.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Natural Gas

Subsidiaries IFRS results (non consolidated)

FY 2005 HUF bn	FY 2005 USD m	Wholesale	Q1 2005 HUF bn	Q1 2005 USD m	Q1 2006 HUF bn	Q1 2006 USD m	Change % Ft	Change % USD
(4.7)	(23.5)	EBITDA	15.4	82.4	(8.6)	(40.6)	(156)	(149)
(4.7)	**(23.5)**	**Operating profit/(loss)**	**15.4**	**82.4**	**(8.6)**	**(40.6)**	**(156)**	**(149)**
0.0	0.0	CAPEX and investments	0.0	0.0	0.0	0.0	0	0

FY 2005 HUF bn	FY 2005 USD m	Transmission	Q1 2005 HUF bn	Q1 2005 USD m	Q1 2006 HUF bn	Q1 2006 USD m	Change % Ft	Change % USD
40.5	202.8	EBITDA	13.4	71.7	15.2	71.8	13	0
27.3	**136.7**	**Operating profit/(loss)**	**10.6**	**56.7**	**12.2**	**57.7**	**15**	**2**
11.4	57.1	CAPEX and investments	0.3	1.6	1.4	6.6	367	313

FY 2005 HUF bn	FY 2005 USD m	Storage	Q1 2005 HUF bn	Q1 2005 USD m	Q1 2006 HUF bn	Q1 2006 USD m	Change % Ft	Change % USD
22.8	114.2	EBITDA	9.3	49.7	7.4	35.0	(20)	(30)
16.2	**81.1**	**Operating profit/(loss)**	**7.7**	**41.2**	**5.7**	**26.9**	**(26)**	**(35)**
75.2	376.6	CAPEX and investments	4.7	25.1	2.0	9.5	(57)	(62)

*Main operational data**

FY 2005	NATURAL GAS BALANCE Million m^3	Q1 2005	Q1 2006	Change %
2,627	Sales from production	1,239	1,217	(2)
10,866	Sales from import	4,365	4,289	(2)
13,493	**TOTAL SOURCES**	**5,604**	**5,506**	**(2)**
10,791	Sales to Gas Distribution Companies (GDCs)	4,792	4880	2
2,095	Sales to power sector	657	483	(26)
607	Sales to industrial and other consumers	155	143	(8)
13,493	**TOTAL THIRD PARTY SALES**	**5,604**	**5,506**	**(2)**
824	Loss and own consumption	258	222	(14)
14,317	**TOTAL SALES AND LOSSES**	**5,862**	**5,728**	**(2)**
2,570	Natural gas transit	898	895	0

31 Dec 2005	MOBILE NATURAL GAS INVENTORIES Million m^3	March 31 2005	March 31 2006	Change %
506.9	From domestic sources (MOL Supply Ltd.)	57.6	81.9	42
1,925.7	From import sources (MOL Supply Ltd.)	199.3	299.7	50
30.8	From import sources (external)	2.2	13.4	509
2,463.4	**TOTAL CLOSING INVENTORY**	**259.1**	**395.0**	**52**

FY 2005	NATURAL GAS PRICES HUF/m^3	Q1 2005	Q1 2006	Change %
42.9	Average import price	34.8	57.8	66
46.5	Average MOL selling price	41.9	55.3	32
47.5	Public utility wholesale price to GDCs	42.3	55.2	30
42.5	Public utility wholesale price to industry/power	39.5	55.3	40

*MOL Group level

We report the results and operational data of the segment for the three gas companies separately, as in Q3 and Q4 flash reports in 2005. The reason for the separate reporting is the announced sales transaction of the two gas companies (MOL Supply Ltd., MOL Storage Ltd.), which was successfully completed on 31 March 2006. Gains on the disposal of Supply and Storage were HUF 81.0 bn (of which HUF 72.2 bn was booked at Natural Gas segment, HUF 8.8 bn at inter-segment), recorded as other operating income, net of the HUF 39.6 bn contingent negative price adjustment deferred as Other non-current liabilities.

The non-consolidated IFRS operating profit of **MOL Supply Ltd.** decreased by HUF 24 bn to a HUF 8.6 bn loss in Q1 2006. The significant increase in import purchase prices in 2006 played a crucial role in the decrease of the non-consolidated profit, as the actual import prices exceeded the level of import purchase prices acknowledged by the regulation. In Q1 2005, HUF 9.5 bn of surplus revenue was booked, according to regulation, since the actual import price was lower than the import price acknowledged in the regulation.

In Q1 2006 the import purchase price expressed in HUF terms increased by 66.1%. Within this, USD-denominated import prices increased by 51.0%. Public utility sales prices grew by 31.3% on average compared to Q1 2005 as a consequence of official price increases. From 18 January 18 2006, an average 10% natural gas wholesale price increase took place. Competitive trade prices increased by 53.6% compared to Q1 2005.

In Q1 2006, 4.3 bcm of imported natural gas was sold with sales from domestic production reaching 1.2 bcm. Total sales decreased by 1.7%, mainly due to a 26.5% drop in power plant sales, as domestic power plants produced less electricity as a consequence of cheaper electricity imports. 7.7% less gas was sold to industrial consumers, while a demand increase occurred in the gas supplying sector (+1.8%).

The level of mobile natural gas closing inventory was 48.5% higher at the end of March 2006 (381.6 bcm) than the closing volume in March 2005 (256.9 bcm), due to the lower than planned consumption of power sector.

According to the gas business regulation effective from 1 January 2004, all non-residential consumers are entitled to leave public utility supply. Several consumers took advantage of this opportunity and entered to the competitive market. Competitive trade sales represented 1.4% of the total natural gas sold outside of MOL Group in Q1 2006 compared to the 1.7% in Q1 2005. The reason for this is the recent negative impact of the low public utility gas price on interest towards the competitive market.

The non-consolidated operating profit of **MOL Transmission Ltd.** increased by HUF 1.6 bn to HUF 12.2 bn in Q1 2006 compared to Q1 2005. The excess capacity fee billed of HUF 1.7 bn drove the significant increase in revenues in Q1 2006. The revenue of the non-regulated transit natural gas transmission increased by 32% (by HUF 1.1 bn) compared to Q1 2005, due to an increase in transit fees, while the transmitted natural gas volume was roughly unchanged. The positive revenue trends were offset to a certain extent by the 16.5% increase of operating costs.

The value of investments grew by HUF 1.1 bn compared to HUF 0.3 bn in Q1 2005 as a consequence of increased reconstruction works.

Operating profit of **MOL Storage Ltd.** decreased by HUF 2.0 bn to HUF 5.7 bn in Q1 2006 compared to Q1 2005, due to a decrease in revenues from product sales of the Zsana-North field, which belongs to Zsana underground gas storage. Natural gas sold from this field decreased from 112.3 Mm^3 in Q1 2005 to 23.7 Mm^3 in Q1 2006. In line with lower gas production, condensate sales decreased to 2.0 kt from 2.9 kt in Q1 2005.

Storage fee revenues increased from HUF 6.7 bn in 2005 Q1 to HUF 8.3 bn in Q1 2006, due to the new tariff decree coming into force in January 2006.

The fundamental reason for the decrease (HUF -2.7 bn) in storage investments is that the re-qualification of Zsana cushion gas in Q1 2006 was only 21.1% of the Q1 2005 level. (The cushion gas production is decreasing year by year because of technical (reservoir) reasons.)

Financial overview

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2006 were adopted by the Group and their impact is reflected in the Q1 Flash Report. Apart from some minor modifications in the current policies and disclosures, major changes are summarized as follows.

IFRIC 4 – Determining whether an Arrangement contains a Lease requires lease accounting for agreements, the fulfillment of which depends on a specific asset or assets and it conveys a right to use the asset(s). Certain facilities at TVK's premises meeting the criteria of IFRIC 4 and – from 1 January 2006 – have been recorded on the consolidated balance sheet with a corresponding increase in lease payables. During the prior periods, these agreements have been accounted for as service contracts. The new interpretation resulted in an increase of HUF 2.5 bn in Property, Plant and Equipment with an equal increase in Long-term Debt.

Gas business sales

The sale of the 100% stake of MOL Natural Gas Supply Plc. (WMT) and MOL Natural Gas Storage Plc. (Storage) to E.ON Ruhrgas International was closed on 31 March 2006. The final purchase price is dependent on the actual level of debt and working capital on the date of the closing and is subject to a number of price adjustment items. The settlement of these price adjustments will take place semi-annually until the end of 2009.
Based on the forecast 31 March 2006 balance sheet, ERI made a payment of HUF 277.0 billion (including the assumptions of 100% of the debt of Storage and WMT), from which HUF 39.6 billion has been accrued as contingent consideration, being the maximum amount of all potential future financial liabilities of MOL related to this transaction. The gain resulting on the basis of preliminary purchase prices is HUF 81.0 bn, recorded as Other operating income. Finalization of the purchase price and settlement of any differences between actual and forecast financial position of Storage and WMT will be completed by the parties in Q2 2006.

Monetization of treasury shares

On 13 March 2006, MOL signed a share purchase agreement to sell 6,007,479 Series "A" Ordinary Shares of MOL currently held in treasury to Magnolia Finance Limited ("Magnolia"), incorporated in Jersey, which thereby acquired 5.58 % influence in MOL.
Magnolia announced the sale of up to EUR 610 million of perpetual exchangeable capital securities (the "Capital Securities"), exchangeable into the Series "A" Ordinary Shares of MOL between March 20, 2011 and March 12, 2016 ("Exchange Period"), to international financial investors outside the United States, Canada, Jersey, Japan, Hungary and Poland. Capital Securities were sold at nominal value and with a fixed interest rate of 4.00 % per annum for the first ten years, based on an exchange rate of HUF 26,670 per share.
MOL has also, concurrently with the sale, entered into a swap agreement in principle with Magnolia that gives MOL a call option to buy back all or some of the Series "A" Ordinary Shares of MOL, in certain limited circumstances at a volume - weighted average price during a certain period before exercising the option right. Additionally, in case the Capital Securities holders did not or partially exercised their conversion right, upon expiration of the Exchange Period and quarterly afterwards MOL is entitled to buy back the Series "A" ordinary shares, which have not been exchanged yet. In case Magnolia redeems the Capital Securities after 2016 and the market price of ordinary MOL shares is below EUR 101.54 per share, MOL will pay the difference.
MOL does not have any direct or indirect equity interest in or control rights over Magnolia, but will consolidate Magnolia for IFRS purposes in line with the requirements of SIC 12 – Consolidation: Special Purpose Entities. The issuance of Capital Securities by Magnolia resulted in an increase of equity attributable to minority interest of HUF 120.9 bn, net of transaction costs. The conversion option of the holders of Capital Securities has been recorded as a non-current financial liability, the fair valuation of which is recorded in the profit and loss account.

Operations

In Q1 2006, Group net sales revenues increased by 40% to HUF 798.7 bn, primarily reflecting increased average selling prices and sales volumes of refining products and increased average selling prices of natural gas. Other operating income in Q1 2006 reflects the gain realized on the sales of gas business (see above). The value of raw materials and consumables used increased by 51%, above the growth rate of sales. Within this, raw material costs increased by 54%, primarily as a result of the sharp increase in crude oil import prices and the increased quantity of import crude oil processed. Cost of goods sold increased by 56%, mainly as a combined effect of the higher import HUF prices and lower volume of gas sold from import, representing

HUF 97.3 bn and minus HUF 2.5 bn, respectively. The value of material-type services used decreased by 3% to HUF 25.0 bn. Other operating expenses increased by 17% to HUF 66.6 bn, mainly due to an increase in royalty payment. Personnel expenses for the period increased by 9%, reflecting the average salary increase of 3% and the impact of the share option based incentive scheme for the management for the current period. Of the production costs incurred in the current period, HUF 37.3 bn is attributable to the increase in the level of finished goods inventory and work in progress, as opposed to the HUF 49.6 bn in Q1 2005.

A net financial expense of HUF 26.5 bn was recorded in Q1 2006 compared to HUF 9.0 bn in Q1 2005, due to the combined effect of interest payable, which amounted to HUF 5.1 bn, and a foreign exchange loss of HUF 14.2 bn incurred in the period compared to the interest payable of HUF 3.2 bn and foreign exchange loss of HUF 5.7 bn recognised in Q1 2005. Fair valuation loss on the conversion option embedded in the capital security issued in the monetization of treasury shares (see above) was HUF 6.6 bn since its issuance. Income from associates includes INA's Q1 2006 contribution of HUF 1.2 bn.

Corporate tax expense increased by HUF 9.6 bn to HUF 19.8 bn in Q1 2006, primarily as a result of the tax expense of MOL Rt. compared to the 100% tax holiday available in 2005. The current tax expense is the result of the contribution of MOL Rt. (16% corporate tax rate), Slovnaft (19%) and the gas companies (16%), of HUF 11.6 bn, HUF 1.8 bn and HUF 1.3 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 5.0 bn).

Balance sheet

Total assets amounted to HUF 2,215.5 bn at the end of March 2006, representing an increase of 9%, compared to 31 December 2005. Within this, Property, plant and equipment decreased by 10%, reflecting primarily the sales of the gas business (HUF 119.5 bn) Inventories decreased by 5% to HUF 252.3 bn due to the sales of the gas business (HUF 15.0 bn), the effect of which was partly compensated by the higher purchase price of crude oil at the refineries.

Trade receivables, net decreased by 11% to HUF 256.4 bn, reflecting primarily the sales of the gas business (HUF 82.7 bn). Inventories sold with the gas business (HUF 15.0 bn) were compensated by the higher value of crude oil and oil products held on stock as of 31 March 2006. Trade and other payables increased by 6% to HUF 470.7 bn as a combined effect of increased outstanding tax payable and the effect of the sales of the gas business (HUF 80.2 bn). Contingent consideration received for the gas business of HUF 39.6 bn has also been accrued as Trade and other payables. The total amount of provisions at the end of Q1 2006 was HUF 120.4 bn similar to 2005 year-end. Other non-current liabilities increased to HUF 49.9 bn, reflecting the financing incurred by the monetization of treasury shares (see above). The derivative liability resulting from this transaction is HUF 44.5 bn as of 31 March 2006. The 39% decrease in Long-term debt (including current portion) compared to 2005 year-end, reflecting our further improved liquidity. As at 31 March 2006, 94% of the MOL Group's total debt was Euro-denominated, 5% in HUF and 1% in USD and other currencies. At the end of Q1 2006, MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was minus 13.7% (caused by the cash positive status of the Group) compared to 23.4% at the end of 2005.

Changes in contingencies and commitments

The capital contractual commitments of the Group were HUF 29.5 bn as of 2006 Q1 compared with HUF 32.0 bn at the end of 2005. Our other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in the first quarter of 2006 compared to the amounts reported in the 2005 Annual Report of MOL Group.

Cash flow

Operating cash flow in Q1 2006 was HUF 91.4 bn, a 6% decrease compared to the 2005 figure. Operating cash flow before movements in working capital decreased by 13%. The change in the working capital position decreased funds by HUF 5.8 bn, arising from an increase in accounts receivables, other receivables and other current liabilities (of HUF 10.6 bn, HUF 16.0 bn and HUF 48.7 bn, respectively) and a decrease in inventories and accounts payables (of HUF 1.5 bn and HUF 29.4 bn). Corporate taxes paid amounted to HUF 7.8 bn, related to cash outflow of Slovnaft's corporate tax liabilities arising in 2005 and prepayments by MOL for 2006.

Net cash provided by investing activities was HUF 250.8 bn compared with net cash of HUF 47.7 bn used in Q1 2005. The Q1 2006 cash inflow reflects the consideration received for gas subsidiaries sold (see above), while the comparative figure of 2005 contains the cash used for share buyback from Slovintegra-Slovbena, which is shown in the item of Acquisition of subsidiaries. Net financing cash outflows amounted to HUF 10.2 bn, being mainly the result of the issuance of the perpetual exchangeable capital securities by fully consolidated Magnolia (see above) and HUF 169.1 bn net repayment of long-term debt.

APPENDIX I

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 31 MARCH 2006

Unaudited figures (in HUF millions)

FY 2005		Q1 2005 Restated	Q1 2006	Ch. %
2,455,164	Net sales	571,229	798,669	40
18,450	Other operating income	3,141	84,301	2,584
2,473,614	**Total operating revenues**	**574,370**	**882,970**	**54**
1,048,209	Raw material costs	215,747	331,849	54
111,313	Value of material-type services used	25,905	25,044	(3)
641,655	Cost of goods purchased for resale	185,351	288,964	56
1,801,177	*Raw material and consumables used*	*427,003*	*645,857*	51
107,874	Personnel expenses	24,337	26,605	9
123,500	Depreciation, depletion, amortisation and impairment	26,887	31,627	18
217,322	Other operating expenses	56,864	66,611	17
(55,722)	Change in inventory of finished goods & work in progress	(49,642)	(37,287)	(25)
(24,973)	Work performed by the enterprise and capitalised	(3,499)	(5,610)	60
2,169,178	**Total operating expenses**	**481,950**	**727,803**	**51**
304,436	**Operating profit**	**92,420**	**155,167**	**68**
4,221	Interest received	993	1,679	69
28	Dividends received	-	-	-
4,185	Exchange gains and other financial income	922	121	(87)
8,434	***Total financial income***	**1,915**	**1,800**	**(6)**
12,849	Interest on borrowings	3,220	5,108	59
4,802	Interest on provisions	1,162	1,546	33
(17)	Write-off of financial investments	-	3	-
-	Fair valuation difference of conversion option	-	6,585	-
22,958	Exchange losses and other financial expenses	6,496	15,072	132
40,592	***Total financial expense***	**10,878**	**28,314**	**160**
32,158	**Financial expense/(gain), net**	**8,963**	**26,514**	**196**
(4,879)	Income from associates	(1,090)	(1,229)	13
277,157	**Profit before tax**	**84,547**	**129,882**	**54**
29,158	Income tax expense	10,195	19,828	94
247,999	**Net income for the year** [1]	**74,352**	**110,054**	**48**
	Attributable to:			
244,919	Equity holders of the parent	**71,887**	**110,684**	**54**
3,080	Minority interests	2,465	(630)	n.a.
2,401	**Basic earnings per share (HUF)**	**697**	**1,090**	**56**
2,377	**Diluted earnings per share (HUF)** [2]	**689**	**1,080**	**57**

[1] As required by IAS 1 'Presentation of Financial Statements' (revised in 2005), the profit or loss attributable to minority interest and profit or loss attributable to equity holders of the parent should be disclosed on the face of the income statement as the allocation of the profit or loss for the period. 'Net income attributable to equity holders of the parent' has the same accounting content as the previously reported 'Net income'.

[2] Diluted earnings per share is calculated considering the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS
AS AT 31 MARCH 2006
Unaudited figures (in HUF millions)

31 Dec 2005		31 March 2005 Restated	31 March 2006	Change %
	Assets			
	Non-current assets			
40,740	Intangible assets	28,837	39,087	36
1,112,753	Property, plant and equipment	927,263	999,347	8
126,840	Investments	142,471	135,615	(5)
33,480	Deferred tax asset	34,439	20,855	(39)
30,363	Other non-current assets	14,950	30,376	103
1,344,176	**Total non-current assets**	**1,147,960**	**1,225,280**	**7**
	Current assets			
264,985	Inventories	174,706	252,285	44
289,348	Trade receivables, net	214,345	256,370	20
519	Marketable securities	680	518	(24)
65,637	Other current assets	55,373	84,124	52
64,170	Cash and cash equivalents	56,419	396,934	604
684,659	**Total current assets**	**501,523**	**990,231**	**97**
2,028,835	**Total assets**	**1,649,483**	**2,215,511**	**34**
	Liabilities and shareholders' equity			
	Shareholders' equity			
94,020	Share capital[1]	94,466	94,020	-
644,340	Reserves	671,878	921,565	37
244,919	Net income attributable to equity holders of the parent	71,887	110,684	54
983,279	**Equity attributable to equity holders of the parent**	**838,231**	**1,126,269**	**34**
70,359	Minority interest	70,475	191,047	171
1,053,638	**Total equity**	**908,706**	**1,317,316**	**45**
	Non-current liabilities			
296,844	Long-term debt, net of current portion	147,373	233,171	58
108,045	Provisions for liabilities and charges	54,443	104,409	92
17,704	Deferred tax liability	12,987	18,192	40
5,386	Other non-current liabilities	6,333	49,929	688
427,979	**Total non-current liabilities**	**221,136**	**405,701**	**83**
	Current liabilities			
444,683	Trade and other payables	368,174	470,702	28
12,256	Provisions for liabilities and charges	20,125	15,971	(21)
2,485	Short-term debt	64,141	4,729	(93)
87,794	Current portion of long-term debt	67,201	1,092	(98)
547,218	**Total current liabilities**	**519,641**	**492,494**	**(5)**
2,028,835	**Total liabilities and shareholders' equity**	**1,649,483**	**2,215,511**	**34**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option structure) and is decreased by the face value of treasury shares and shares sold to Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP
FOR THE PERIOD ENDED 31 MARCH 2006
Unaudited figures (in HUF millions)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	**Total reserves**	Net income attributable to equity holders of the parent	**Total equity attributable to equity holders of the parent**	Minority interest	**Total equity**
Opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**260,445**	**430,966**	**208,570**	**734,170**	**67,955**	**802,125**
Effect of IFRS 3 -Transfer of previously recorded negative goodwill to retained earnings	-	-	-	-	-	27,633	**27,633**	-	**27,633**	-	**27,633**
Effect of IFRS 3 – Negative goodwill at associates	-	-	-	-	-	353	**353**	-	**353**	-	**353**
Restated opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**288,431**	**458,952**	**208,570**	**762,156**	**67,955**	**830,111**
Cash flow hedges, net of deferred tax	-	-	23	-	-	-	**23**	-	**23**	-	**23**
Fair value changes of financial instruments - Associates	-	-	(789)	-	-	-	**(789)**	-	**(789)**	-	**(789)**
Currency translation differences	-	-	-	9,186	-	-	**9,186**	-	**9,186**	55	**9,241**
Total income and expense for the period recognized directly in equity	-	-	(766)	9,186	-	-	**8,420**	-	**8,420**	55	**8,475**
Retained profit for the period	-	-	-	-	-	-	-	71,887	**71,887**	2,465	**74,352**
Total income and expense for the period	-	-	(766)	9,186	-	-	**8,420**	71,887	**80,307**	2,520	**82,827**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	208,570	**208,570**	(208,570)	-	-	-
Net change in balance of treasury shares held	**(168)**	(2,400)	-	-	-	-	**(2,400)**	-	**(2,568)**	-	**(2,568)**
Share-based payment	-	-	-	-	-	448	**448**	-	**448**	-	**448**
Slovnaft acquisition	-	-	-	-	(2,112)	-	**(2,112)**	-	**(2,112)**	-	**(2,112)**
Closing balance 31 March 2005	**94,466**	**149,364**	**7,621**	**6,002**	**11,442**	**497,449**	**671,878**	**71,887**	**838,231**	**70,475**	**908,706**
Opening balance 1 January 2006	**94,020**	**134,850**	**1,662**	**31,704**	**(5,456)**	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
Cash flow hedges, net of deferred tax	-	-	(626)	-	-	-	**(626)**	-	**(626)**	-	**(626)**
Fair value changes of financial instruments - Associates	-	-	866	-	-	-	**866**	-	**866**	-	**866**
Currency translation differences	-	-	-	33,128	-	-	**33,128**	-	**33,128**	393	**33,521**
Total income and expense for the period recognized directly in equity	-	-	240	33,128	-	-	**33,368**	-	**33,368**	393	**33,761**
Retained profit for the period	-	-	-	-	-	-	-	110,684	**110,684**	(630)	**110,054**
Total income and expense for the period	-	-	240	33,128	-	-	**33,368**	110,684	**144,052**	(237)	**143,815**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	244,919	**244,919**	(244,919)	-	-	-
Share-based payment	-	-	-	-	-	(1,062)	**(1,062)**	-	**(1,062)**	-	**(1,062)**
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-	-	-	-	-	-	120,925	**120,925**
Closing balance 31 March 2006	**94,020**	**134,850**	**1,902**	**64,832**	**(5,456)**	**725,437**	**921,565**	**110,684**	**1,126,269**	**191,047**	**1,317,316**

APPENDIX IV

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 31 MARCH 2006

Unaudited figures (in HUF millions)

FY 2005		Q1 2005 Restated	Q1 2006	Ch. %
304,436	**Profit from operations**	**92,420**	**155,167**	**68**
	Adjustments to reconcile operating profit to net cash provided by operating activities			
123,500	Depreciation, depletion, amortisation and impairment	26,887	31,627	18
1,435	Net unrealised loss recorded on financial instruments	350	86	(75)
886	Write-off/(reversal of write-off) of inventories	(138)	(159)	15
(2,105)	Reversal of impairment losses on PP&E	(191)	(12)	(94)
(39,781)	Decrease in provisions	(1,455)	(1,659)	14
315	Net loss on sale of fixed assets	2	102	5000
(3,734)	Write-off / (reversal of write-off) of receivables	(15)	124	n.a.
(94)	Unrealised foreign exchange (gain) and loss on receivables and payables	329	361	10
-	Net gain on sale of subsidiaries	-	(81,082)	-
11,493	Exploration and development costs expensed during the year	2,539	1,578	(38)
1,577	Cost of share-based payment	(138)	(1,062)	670
(752)	Other non cash items	(47)	(99)	111
397,176	**Operating cash flow before changes in working capital**	**120,543**	**104,972**	**(13)**
(94,417)	(Increase) / decrease in inventories	348	1,510	334
(62,354)	(Increase) / decrease in accounts receivable	6,006	(10,591)	n.a.
(1,305)	Increase in other receivables	(520)	(16,032)	2983
78,992	Increase / (decrease) in accounts payable	(26,542)	(29,386)	11
(2,830)	Increase / (decrease) in other current liabilities	9,136	48,722	433
(33,103)	Corporate taxes paid	(11,900)	(7,830)	(34)
282,159	**Net cash provided by operating activities**	**97,071**	**91,365**	**(6)**
(214,586)	Capital expenditures, exploration and development costs	(24,144)	(17,040)	(29)
4,565	Proceeds from disposals of fixed assets	394	786	99
(31,430)	Acquisition of subsidiaries, net cash	(25,383)	-	-
(712)	Acquisition of joint ventures, net cash	(712)	-	-
(20,000)	Acquisition of other investments	-	-	-
-	Net cash inflow on sales on subsidiary undertakings	-	264,099	-
86	Proceeds from disposal of investments	-	-	-
(3,961)	Changes in loans given and long-term bank deposits	355	778	119
-	Changes in short-term investments	(320)	1	n.a.
5,749	Interest received and other financial income	2,092	2,146	3
828	Dividends received	-	-	-
(259,461)	**Net cash (used in) / provided by investing activities**	**(47,718)**	**250,770**	**n.a.**
-	Issuance of Perpetual Exchangeable Capital Securities	-	159,174	-
185,933	Issuance of long term notes	-	-	-
(360)	Repayment of long-term notes	-	-	-
(15,000)	Repayment of zero coupon notes	-	-	-
450,278	Long-term debt drawn down	37,076	96,184	159
(556,063)	Repayments of long-term debt	(119,634)	(265,305)	122
(1,469)	Changes in other long term liabilities	(316)	(512)	62
(55,925)	Changes in short-term debt	6,615	2,244	(66)
(16,807)	Interest paid and other financial costs	(2,980)	(1,935)	(35)
(16,991)	Dividends paid to shareholders	-	-	-
(1,245)	Dividends paid to minority interest	(3)	(4)	33
29	Sale of treasury shares	38	-	-
(21,852)	Repurchase of treasury shares	(2,605)	-	-
(49,472)	**Net cash used in financing activities**	**(81,809)**	**(10,154)**	**(88)**
(26,774)	**Increase/(decrease) in cash and cash equivalents**	**(32,456)**	**331,981**	**n.a.**
88,126	Cash at the beginning of the period	88,126	64,170	(27)
1,131	Cash effect of consolidation of subsidiaries previously accounted for as other investment	-	214	-
1,687	Exchange differences on the consolidation of foreign subsidiaries	749	569	(24)
64,170	**Cash at the end of the period**	**56,419**	**396,934**	**604**

APPENDIX V
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2005	NET SALES REVENUES[1]	Q1 2005 Restated	Q1 2006	Ch. %
289,497	Exploration and Production	57,315	99,484	74
1,767,374	Refining and Marketing	318,634	475,932	49
661,761	Natural Gas	242,989	317,402	31
355,697	Petrochemicals	77,636	109,083	41
97,258	Corporate and other	15,351	17,138	12
3,171,587	**TOTAL NET SALES REVENUES**	**711,925**	**1,019,039**	**43**
(716,423)	Less: Inter-segment transfers	(140,696)	(220,370)	57
2,455,164	**TOTAL NET EXTERNAL SALES REVENUES**	**571,229**	**798,669**	**40**

FY 2005	OPERATING PROFIT[1]	Q1 2005 Restated	Q1 2006	Ch. %
105,374	Exploration and Production	16,994	38,256	125
176,987	Refining and Marketing	37,683	24,235	(36)
50,415	Natural Gas *	30,471	86,173	183
19,114	Petrochemicals	9,633	3,653	(62)
(41,788)	Corporate and other	(12,645)	(11,494)	(9)
(5,666)	Intersegment transfers[2]	10,284	14,344	39
304,436	**TOTAL**	**92,420**	**155,167**	**68**

***Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.**

FY 2005	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q1 2005 Restated	Q1 2006	Ch. %
20,493	Exploration and Production	3,361	4,710	40
76,703	Refining and Marketing	6,835	4,787	(30)
86,817	Natural Gas	4,483	3,762	(16)
11,439	Petrochemicals	1,185	531	(55)
13,752	Corporate and other	949	586	(38)
209,204	**TOTAL**	**16,813**	**14,376**	**(14)**

FY 2005	DEPRECIATION	Q1 2005 Restated	Q1 2006	Ch. %
31,650	Exploration and Production	6,442	7,329	14
61,407	Refining and Marketing	12,895	15,866	23
6,845	Natural Gas	1,533	1,969	28
14,017	Petrochemicals	3,358	4,408	31
9,581	Corporate and other	2,659	2,055	(23)
123,500	**TOTAL**	**26,887**	**31,627**	**18**

31/12/2005	TANGIBLE ASSETS	31/03/2005 Restated	31/03/2006	Ch. %
145,971	Exploration and Production	95,761	146,672	53
515,954	Refining and Marketing	465,822	517,915	11
192,344	Natural Gas	115,034	73,979	(36)
202,032	Petrochemicals	189,494	202,491	7
56,452	Corporate and other	61,152	58,290	(5)
1,112,753	**TOTAL**	**927,263**	**999,347**	**8**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI

MAIN EXTERNAL PARAMETERS

FY 2005		Q1 2005	Q1 2006	Change %
54.5	Brent dated (USD/bbl)	47.6	61.8	30
50.9	Ural Blend (USD/bbl)	43.2	58.3	35
534.1	Premium unleaded gasoline 10 ppm (USD/t)*	436.5	564.9	29
542.0	Gas oil – ULSD 10 ppm (USD/t)*	464.8	567.8	22
472.3	Naphtha (USD/t)*	425.5	533.9	25
739	Ethylene (EUR/t)	740	785	6
418	Integrated petrochemical margin (EUR/t)	532	433	(19)
199.7	HUF/USD average	187.0	211.6	13
31.1	SKK/USD average	29.2	31.1	7
3.5	3m USD LIBOR (%)	2.78	4.70	69
2.18	3m EURIBOR (%)	2.14	2.61	22
7.06	3m BUBOR (%)	8.39	6.21	(26)
		Q4 2005	**Q1 2006**	**Change %**
	HUF/USD closing	213.6	219.2	3
	HUF/EUR closing	252.7	265.5	5

* FOB Rotterdam parity

APPENDIX VII
EXTRAORDINARY ANNOUNCEMENTS IN Q1 2006

Announcement date	
9 January	MOL appoints the Bank of New York as successor depositary bank for GDR programme
13 January	MOL and E.ON-Ruhrgas International have agreed on the closing of the gas partnership transaction
31 January	Investor Relations Officer has changed at MOL Rt.
16 February	Personnel change at MOL Group
9 March	Proposed Transaction in Treasury Shares
13 March	MOL announcement on successful testing of oil/gas well in Pakistan
14 March	Sale of treasury shares
20 March	Treasury share transaction
31 March	MOL-E.ON Ruhrgas International closed gas business transaction

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2004	31 March 2005	30 June 2005	30 Sept 2005	31 Dec 2005	31 March 2006
Foreign investors (mainly institutional)	56.0	56.6	56.6	58.3	58.2	58.6
OMV	10.0	10.0	10.0	10.0	10.0	10.0
Slovbena, Slovintegra	8.0	7.7	7.3	6.9	0.0	0.0
BNP Paribas	0.0	0.0	0.0	0.0	6.9	7.0
Magnolia	0.0	0.0	0.0	0.0	0.0	5.5
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	11.8	11.8	11.8	11.7	11.7	11.7
Hungarian institutional and private investors	4.2	4.0	3.3	2.7	5.8	5.9
Depositories	5.1	4.6	4.4	3.6	0.6	0.0
MOL Rt. (treasury shares)	4.9	5.3	6.6	6.8	6.8	1.3
Unregistered shares	0.0	0.0	0.0	0.0	0.0	0.0

According to the Share Register, beside ÁPV Rt. with 12.7%, only 4 shareholders had more than 5% influence over MOL Rt. At 31 Mach 2006: The Bank of New York, the depository bank for MOL's GDR programme, which had 10.3%, OMV having 10 %, BNP Paribas having 8.2 %, and Magnolia having 5.5% influence over MOL. Please note that influence is calculated as the number of shares held to total shares less treasury stock. Furthermore, according to the Articles of Association, influence is limited at 10% for any single shareholder group, with the exception of ÁPV Rt., as the representative of the Hungarian State. The Bank of New York, as the depositary bank for MOL's GDR programme does not qualify as a shareholder group for the purpose of influence.

On 13 September 2004 "The Capital Group Companies, Inc." announced that it owned 5,713,830 ordinary shares. On 16 December 2004 FMR Corporation (Fidelity) announced that its influence increased to 5.06%, on 18 January 2006 Fidelity announced that its influence decreased to 4.76%. On 18 January 2005 "Alliance Capital Management L.P." announced that its ownership decreased from 7.143.180 to 4,211,208 shares. These changes have not been registered in the share register.

On March 20, 2006 MOL sold 6,007,479 "A" series Treasury shares to Magnolia Finance Limited ("Magnolia"), incorporated in Jersey, at a price of HUF 20,515 per share, as discussed in "Monetisation of Treasury Shares". After the transaction MOL owned 1,404,217 "A" series and 578 "C" series MOL shares in treasury. This transaction and the subsequent sale of 1.4 million treasury shares enable MOL to exercise its call option for 10% MOL shares with ÁPV Rt.

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

Mr. Vratko Kaššovic, the Slovnaft CEO and MOL Group's integrated Petrochemical Division manager's retired as of 6th of March 2006. To the position of the head of integrated Petrochemical Division of the MOL Group the Board of Directors of MOL elected as of 6th of March 2006 Mr. Árpád Olvasó, CEO and deputy chairman of the Board of Directors of TVK and the former head of Chemical Division and director of Chemical Portfolio Management of the MOL Group. Slovnaft Board of Directors appointed Mr. Oszkár Világi as the new CEO of Slovnaft as of 6th of March 2006.

From 10 April 2006, a new division called Corporate Centre was be set up to include the following functions: Management Services, Human Resources, Security and Protection, and Internal Audit. The Board of Directors of MOL appointed Mr. József Simola as Director of the Corporate Centre, an executive position, as of 7 April 2006.